Mail Stop 4561

January 8, 2008

Michael Levine
President
35 Adesso Drive
Concord, Ontario L4K 3C7
Canada

      Re: Vital Products, Inc.
      Amendment No. 6 to the Registration Statement on Form SB-2
      Filed December 7, 2007
      File No. 333-127915

Dear Mr. Levine:

      We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form SB-2/A

General

1.   Provide us with your analysis of whether any shareholders of On The Go Healthcare who will receive shares of Vital Products in the distribution you seek to register will be "underwriters" of shares so received. Your response should analyze the facts related to the proposed distribution and the roles of On The Go Healthcare shareholders as they resell their shares in light of the definition provided in Section 2(a)(11) of the Securities Act. In your response letter, tell us whether any of the shares to be distributed will be distributed to affiliates of Vital Products and whether any of those shares would be "control" securities subject to Rule 144.

2.   We note your response to comment 2 of our letter dated December 27, 2006
       regarding the ownership and control of two web sites, www.vitalbaby.com and
       www.vitalproductsinc.com. We note that www.vitalbaby.com appears to be
       controlled by Leda Health Innovations. Please confirm, if true, that you are not
       affiliated with Leda Health Innovations. We also note that www.vitalbaby.com
       refers to "Vital Products, Inc." and contains your company's current address and
       phone number. Please tell us whether Vital Products or any of its affiliates have
       participated in or provided direct or indirect funding for the establishment or
       maintenance of this web site.

Registration Statement Facing Page

3.   We note your response to comment 3 of our letter dated December 27, 2006. You
       have not yet filed a fee table that relates to the transactions currently proposed in
       the filing. Please include an updated fee table in your next amendment which
       calculates your registration fee based on registration of 3,500,000 common shares
       at a proposed maximum offering price of $0.50 per share, and 1,000,000 shares in
       a distribution to On The Go Healthcare shareholders which will not involve the
       payment of any consideration. Please refer to Rule 457(p) which provides
       guidance concerning how previously paid but unused fees may be applied in
       payment of filing fees for future registration statements, under certain conditions.

Cover Page

4.   We note your response to comment 4 of our letter dated December 27, 2006. In
       the risk factor on the top of page 10, you indicate that you "believe the selling
       stockholders will sell at a price of $0.50 per share" until your shares are quoted on
       the OTC Bulletin Board. This statement contradicts your assertion in other places
       in the prospectus that the selling stockholders will sell at a price of $0.50 per
       share until your shares are quoted on the OTC Bulletin Board. Please revise the
       statement in the risk factor or explain the discrepancy.

Selling Security Holders, page 12

5.   We note your response to comment 8 of our letter dated December 27, 2006.
       Please revise footnote 8 on page 13 of the prospectus to specifically describe the
       services provided by Mr. Kau in exchange for the shares to be resold by him.

6.   Please remove the Trust to Benefit On The Go Healthcare Shareholders from the
       list of selling security holders as the trust is not selling its shares of Vital Products
       in the manner in which the other selling shareholders you list will dispose of their
       securities. Please move footnote 10 to beneficial ownership table on page 17.

Plan of Distribution, Page 14

7.   Please revise your discussion of the distribution of shares by the Trust to Benefit On The Go Healthcare Shareholders to the trust beneficiaries to disclose the conditions under which the Trust will distribute its shares. Provide appropriate details regarding the extent to which the trustees retain discretion to retain the shares rather than distribute them.

Customers, Page 18

8.   Your statement in this section that you distribute your products into "large name groceries" and "mass retailers" appears to conflict with your subsequent statement in this section that you sell your products to "mainly small, independent businesses." Please explain this apparent discrepancy.

Management's Discussion and Analysis or Plan of Operation, page 20

9.   We note your response to comment 16 of our letter dated December 27, 2006. Please revise your disclosure to provide an overview of management's strategic vision, such as their views on the most significant challenges and uncertainties that the company confronts, as well as management's views concerning the objectives and opportunities for the company. Please quantify the expected effects of these and other known, material trends and commitments on your future results to the extent possible in accordance with items 303(b)(1)(iii) and (iv) of Regulation S-B and Section III.B.3 of Release No. 33-8350.

Results of Operations, page 22

10.   You indicate that the decrease in revenues from fiscal year 2006 to 2007 was the result of having too few salespersons. Please expand your discussion of the reasons for the decrease in your revenues. For example, please explain if the decrease in revenue was the result of the inability to reach new customers and/or fewer sales to existing customers. Please clarify if there was a reduction in your sales force between 2006 and 2007 and, if there was, please explain the events that led to the reduction. Please quantify the effects of the individual factors that resulted in the decrease in your revenue. For example, if the decrease was due to a decrease in the number of your customers, please discuss the customers lost in quantitative terms and explain the business conditions or developments that led to the decrease.

11.   We note that selling, general and administrative expenses decreased in fiscal 2007 "due to a decrease in reduction of payroll expense by approximately $40,000 due to non-essential needs of such related employees." Please revise to clarify what is

meant by "non-essential-needs" and explain the relationship between those needs and the payroll expenses.

Financial Statements

General

12.   Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B, and provide a current consent of the independent accountant in any amendment.

Notes to Financial Statements

Note 3 – Significant Accounting Polices

Equipment, F-9

13.   We note you relied on the use of an independent valuation to determine the fair value of certain equipment and molds. Please revise to name the expert who performed the independent valuation and file the consent of the expert as an exhibit. Alternatively, you may elect to revise your disclosures to eliminate all references to the use of experts and/or independent valuations.

Exhibits

14.   We note that you replaced your two secured promissory notes issued to On The Go Healthcare on February 23, 2006 with two new promissory notes. Please file these two new promissory notes as exhibits with your next amendment, or in your response explain why they are not required to be filed.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please allow adequate time after filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774, or Tia Jenkins at (202) 551-3871, if you have questions or comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino at (202) 551-3456. If you require further assistance you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile (617) 243-0066
Amy M. Trombly, Esq.
Trombly Business Law
Telephone: (617) 243-0060